Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Consolidated Financial Statements
(all amounts in thousands of United States Dollars unless otherwise noted)

For the year ended August 31, 2017

Filed: November 29, 2017

November 29, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at August 31, 2017 and August 31, 2016 and the related consolidated statement of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended August 31, 2017. Management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. and its subsidiaries as of August 31, 2017 and August 31, 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and significant amounts of debt payable without any current source of operating income. The Company also has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	August 31,	August 31,
	2017	2016
ASSETS

Current
Cash and cash equivalents	$3,414	$16,450
Amounts receivable (Note 4)	2,058	6,087
Prepaid expenses	645	367
Asset held for sale (Note 6)	69,889	-
Total current assets	76,006	22,904

Performance bonds	79	4,912
Exploration and evaluation assets (Note 7)	22,900	22,346
Property, plant and equipment (Note 5)	1,543	469,696
Total assets	$100,528	$519,858

LIABILITIES

Current
Accounts payable and other liabilities	$16,443	$16,920
Loan payable (Note 8)	46,305	26,667
Total current liabilities	62,748	43,587

Loans payable (Note 8)	43,821	54,586
Convertible notes (Note 9)	17,225	-
Asset retirement obligation	-	2,237
Total liabilities	123,794	100,410

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	800,894	714,190
Contributed surplus (Note 10)	25,870	24,003
Accumulated other comprehensive loss	(170,505)	(232,179)
Deficit	(667,617)	(125,245)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	(11,358)	380,769

Non-controlling interest (Note 11)	(11,908)	38,679
Total shareholders’ equity	(23,266)	419,448
Total liabilities and shareholders’ equity	$100,528	$519,858

Going Concern (Note 1)
Contingencies and Commitments (Note 13)
Subsequent Events (Note 20)

Approved by the Board of Directors and authorized for issue on November 29, 2017

“Iain McLean”	“Eric Carlson”
Iain McLean, Director	Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Loss (Income) and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Year Ended	Year Ended	Year Ended
	August 31,	August 31,	August 31,
	2017	2016	2015

Expenses
General and administrative (Note 16)	$5,749	$5,421	$6,888
Interest (Note 9)	367	-	-
Foreign exchange gain	(4,563)	(1,664)	(8,876)
Stock compensation expense (Note 10)	1,144	150	1,155
Impairment Charge (Note 6)	589,162	41,371	-
Termination and finance fees	-	-	1,653
Write-down of deferred financing fees	-	-	3,515
Write-down of exploration and evaluation assets	-	-	2,331
	591,859	45,278	6,666

Other income
Gain of fair value of financial instruments (Note 9)	(2,081)	-	-
Net finance income	(1,062)	(1,133)	(3,781)
Loss for the year before income taxes	588,716	44,145	2,885

Deferred income tax expense (recovery) (Note 19)	1,655	(7,494)	1,087
Loss for the year	$590,371	$36,651	$3,972

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(59,086)	50,030	100,401

Comprehensive loss (income) for the year	$531,285	$86,681	$104,373

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	542,415	20,675	3,139
Non-controlling interests	47,956	15,976	833
	$590,371	$36,651	$3,972

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	480,741	66,984	93,875
Non-controlling interests	50,544	19,697	10,496
	$531,285	$86,681	$104,371

Basic and diluted loss per common share	$4.30	$0.26	$0.05

Weighted average number of common shares outstanding:
Basic and diluted	126,019,077	80,438,434	69,583,645

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2014	55,131,283	$573,800	$21,506	$(93,055)	$(109,791)	$392,460	$75,157	$467,617
Share based compensation	-	-	2,140	-	-	2,140	-	2,140
Share issuance – financing	21,480,000	113,844	-	-	-	113,844	-	113,844
Share issuance costs	-	(7,384)	-	-	-	(7,384)	-	(7,384)
Shares issued for loan facilities	283,019	1,502	-		-	1,502	-	1,502
Transactions with non-controlling interest	-	-	-	(2,079)	8,360	6,281	(6,281)	-
Foreign currency translation adjustment	-	-	-	(90,738)	-	(90,738)	(9,663)	(100,401)
Net loss for the year	-	-	-	-	(3,139)	(3,139)	(833)	(3,972)
Balance, August 31, 2015	76,894,302	$681,762	$23,646	$(185,872)	$(104,570)	$414,966	$58,380	$473,346
Share based compensation	-	-	357	-	-	357	-	357
Share issuance – financing	11,000,000	33,000	-	-	-	33,000	-	33,000
Share issuance costs	-	(2,959)	-	-	-	(2,959)	-	(2,959)
Shares issued for loan facilities (Note 8)	960,476	2,384	-	-	-	2,384	-	2,384
Shares issued upon the exercise of options	2,250	3	-	-	-	3	-	3
Foreign currency translation adjustment	-	-	-	(46,307)	-	(46,307)	(3,725)	(50,030)
Net loss for the year	-	-	-	-	(20,675)	(20,675)	(15,976)	(36,651)
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Stock based compensation	-	-	1,867	-	-	1,867	-	1,867
Share issuance – financing	57,313,750	88,774	-	-	-	88,774	-	88,774
Share issuance costs	-	(7,210)	-	-	-	(7,210)	-	(7,210)
Shares issued on conversion of convertible note	13,190	12				12		12
Shares issued for loan facilities (Note 8)	2,285,409	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	61,674	-	61,674	(2,588)	59,086
Net loss for the year	-	-	-	-	(542,415)	(542,415)	(47,956)	(590,371)
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the year ended
	August 31, 2017	August 31, 2016	August 31, 2015

OPERATING ACTIVITIES
Loss for the year	$(590,371)	$(36,651)	$(3,972)

Add items not affecting cash:
Depreciation	535	446	518
Accretion of convertible notes (Note 9)	367	-	-
Unrealized foreign exchange gain	(324)	(46)	(2,673)
Stock compensation expense (Note 10)	1,144	150	1,178
Gain on fair value of financial instruments (Note 9)	(2,081)	-
Deferred income tax expense (recovery) (Note 19)	1,656	(7,494)	895
Impairment charge (Note 6)	589,162	41,371	-
Write-down of deferred finance fees	-	-	3,868
Write-down exploration expenses	-	-	2,380
Net change in non-cash working capital (Note 14)	3,375	(574)	(1,977)
	3,463	(2,798)	217

FINANCING ACTIVITIES
Share issuance	$88,774	$33,000	$113,844
Share issuance costs	(7,210)	(2,958)	(7,384)
Share issuance – stock options	-	3	-
Cash proceeds convertible note	20,000	-	-
Costs associated with convertible notes	(249)	-	-
Interest paid on debt (Note 8)	(3,938)	(3,049)	(1,161)
Interest capitalized on debt proceeds	67	927	-
Cash proceeds from debt (Note 8)	5,000	80,000	-
Debt principal repayment	(5,000)	-	-
Costs associated with the debt (Note 8)	(224)	(1,240)	-
	97,220	106,683	105,299

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$(134,488)	$(133,350)	$(143,793)
Proceeds from the sale of concentrate	16,609	6,645	-
Exploration expenditures, net of recoveries	-	-	(8,120)
Net payment of South African VAT	(842)	4,443	3,008
Performance bonds	(600)	(974)	(591)
	(119,321)	(123,236)	(149,496)

Net decrease in cash and cash equivalents	(18,638)	(19,351)	(43,979)
Effect of foreign exchange on cash and cash equivalents	5,602	(3,281)	(16,404)
Cash and cash equivalents, beginning of year	16,450	39,082	99,465

Cash and cash equivalents, end of year	$3,414	$16,450	$39,082

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

1.        NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American, LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently in the process of disposing of the Maseve Mine to Royal Bafokeng Platinum Limited ("RBPlat"). See Subsequent Events (Note 20) for further details. The Maseve Mine is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of August 31, 2017 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for the Maseve Mine on April 4, 2012 by the Government of South Africa (the “Mining Right”).

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property, both located on the Northern Limb of the Bushveld Complex in South Africa, were combined into the Waterberg Project. See details at Note 7 below. The Company published a pre-feasibility study for the combined Waterberg Project in October 2016. Subsequent to year-end Impala Platinum Holdings Ltd. (“Implats”) entered into a definitive agreement to purchase 15% of the Waterberg Project, the Company selling an 8.6% interest and the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) selling a 6.4% interest, with a further purchase and development option to increase its interest up to 50.01% of the Waterberg Project. Please see Subsequent Events (Note 20) for further details.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s main subsidiaries (collectively with the Company, the “Group”) are as follows:

		Place of	Proportion of ownership
		incorporation	interest and voting power held
		and	August 31,	August 31,
Name of subsidiary	Principal activity	operation	2017	2016

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[1]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[2]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.[3]	Exploration	South Africa	45.65%	-

1See Note 5 “Ownership of Maseve Mine”.
2The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.
3At August 31, 2017 the Company owned the 1 common share issued and outstanding in Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). Subsequent to year end, on September 21, 2017, the Company transferred all of the prospecting rights comprising the Waterberg Project into Waterberg JV Co. and issued shares to all Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s BEE partner, holding 26%.

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as the come due for the foreseeable future. As at August 31, 2017 the Company reported a net loss of $590 million for the year ended August 31, 2017 with the majority of that loss attributed to an impairment of the Maseve Mine. At August 31, 2017, including the current portion of loan balances due and assets held for sale, the Company has a working capital balance of $13 million. At August 31, 2017, the Company was indebted for a principal amount of $80 million plus accrued interest of $9.1 million pursuant to the Amended and

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Restated Sprott Facility and the LMM Facility (both as defined below). During the year ended August 31, 2017 the Company completed a gross amount of $89 million in equity offerings and closed a convertible note financing for a gross amount of $20 million. The Company currently has limited financial resources but subsequent to year-end announced the sale of the Maseve Mine for gross proceeds of $74 million (see subsequent events Note 20 for further details). In addition, Implats completed the strategic acquisition of an 8.6% interest in the Waterberg Project from the Company for $17.2 million, which amount was paid to the Company on November 6, 2017. As a result of these two transactions after year end a debt repayment schedule with Sprott and LMM (both as defined below) has been crystalized, (see subsequent events Note 20 for further details). The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and, hence the ultimate appropriateness of the use of accounting principals applicable to a going concern.

These consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2.        BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with the Handbook of the Canadian Institute of Charted Accountants, in accordance with IFRS, as issued by International

Accounting Standards Board (“IASB”), applicable to the preparation of consolidated financial statements and in accordance with accounting policies based on IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The Company has consistently applied the accounting policies used in the preparation of its IFRS financial statements throughout all periods presented, as if these policies had always been in effect.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a.    Consolidation

The consolidated financial statements include those of the Company, its subsidiaries, associates, joint ventures and structured entities that it controls, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.

Subsidiaries are all entities (including structured entities) over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Waterberg Project is fully consolidated with third party contributions treated as recoveries.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

b.    Translation of foreign currencies

Functional currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Ltd.	Canadian Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Waterberg JV Resources (Pty) Ltd	South African Rand

Presentation Currency

On September 1, 2015, the Company changed its presentation currency from the Canadian Dollar (“C$” or “CAD”) to the United States Dollar (“$” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. In making this change to the United States Dollar presentation currency, the Company followed the guidance in IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ and has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency.

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD
Year-end rate:	R13.0190 (2016 R14.6958)
Year average rate:	R13.4711 (2016 R14.6911)

CAD/USD
Year-end rate:	C$1.2536 (2016 C$1.3116)
Year average rate:	C$1.3212 (2016 C$1.3261)

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;
•	Income and expenses are translated at average exchange rates for the period; and
•	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

c.    Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

d.    Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until technical feasibility and commercial viability is achieved at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

e.        Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”. Capitalization of costs incurred and revenue received during commissioning ceases when the property is capable of operating at levels intended by management.

The present value of the decommissioning cost, which is the dismantling and removal of the asset included in the environmental rehabilitation obligation, is included in the cost of the related preproduction assets. These assets are depreciated over their useful lives.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over the following periods:

Buildings	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

f.        Asset Held for Sale

Assets that are immediately available for sale and for which a sale is highly probable are classified as assets held for sale. When several assets are held for sale in a single transaction, they are accounted for as a disposal group, which also includes any liabilities directly associated with those assets. The net assets or disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. Depreciation ceases when assets are classified as held for sale. At each balance sheet date, the value of the assets and liabilities held for sale is reviewed to determine whether any provision adjustments should be recorded due to a change in their fair value less costs to sell.

g.        Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount, then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The Company’s CGUs are based on geographic location. The Company’s two CGU’s at present are the Maseve Mine and the Waterberg Project.

Long-lived assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

h.        Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

i.        Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is recognized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

j.        Convertible Notes

At inception the debt component of the convertible notes is deemed to be the residual value of the net proceeds after the fair value of the embedded derivatives are separated. The debt component is then measured at amortized cost using the effective interest method. The embedded derivatives are revalued at each reporting period with the change in fair value being recorded in profit or loss in each reporting period.

k.        Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

l.        Stock-based compensation

The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded as compensation cost over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable. Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

l.        Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Current tax expense is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

m.        Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

n.        Financial instruments

IFRS establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

  Level 1 – Quoted prices in active markets for the same instrument.
  Level 2 – Valuation techniques for which significant inputs are based on observable market data.
  Level 3 – Valuation techniques for which any significant input is not based on observable market data.

(i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities are classified as either financial liabilities or at fair value through profit or loss.

Financial liabilities - Other financial liabilities are initially measured at fair value, net of transaction costs and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable, accrued liabilities and the debt portion of the convertible notes as other financial liabilities.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Fair value through profit or loss - The Company has classified the convertible note derivative as fair value through profit or loss and adjusts the fair value each quarter.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

o.        Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after January 1, 2018 (fiscal 2018 for the Company given its August 31 year end) and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii)IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018 (fiscal 2019 for the Company given its August 31 year end), with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

(iii)IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019 (fiscal 2020 for the Company given its August 31 year end). The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

3.        Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Review of asset carrying values and impairment assessment (Note 6)
  Fair value of embedded derivatives
  Determination of ore reserves and mineral resource estimates
  Deferred tax assets and liabilities and resource taxes
  Classification of the Production Payment (defined below)
  Valuation of the Production Payment

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Carrying values and impairment assessments

Management is required to make judgements concerning the identification of potential impairment indicators in relation to the carrying value of its assets. Potential indicators include the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization, required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. When indicators are present, management estimates the net recoverable amount of the cash generating unit based on estimates of future discounted cashflows or estimated fair value of the cash generating unit less costs to sell.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Classification of Production Payment

Significant judgement is required in determining the appropriate accounting for the Production Payment. Based on the specific facts and circumstances, judgement is required to assess whether the arrangement is a commodity agreement, a financial liability or a sale of a mineral interest. Management previously determined that based on covenants that connect the Production Payment to the Liberty Loan management has not transferred the risk of ownership of the ounces to LMM and the Production Payment was treated as part of the loan. A termination payment accrual has been estimated, upon the decision to sell the Maseve Mine.

Valuation of the Production Payment

Management has assessed the fair value of the Production Payment on day one and the subsequent carrying value as the net present value of future Production Payments over the life of the Maseve Mine. The Company continues to evaluate on an ongoing basis whether there are material changes to the inputs in the valuation and adjust the future estimated cash flows as part of the Production Payment accordingly. Under the applicable agreements, an accrual for a termination payment is estimated in the event that production will not occur or a transfer in ownership of the mine occurs.

4.        AMOUNTS RECEIVABLE

	August 31, 2017	August 31, 2016
Receivable from concentrate sales	$1,570	$2,854
South African value added tax	2,619	1,776
Due (to) from JOGMEC[1]	(2,443)	15
Tax receivable	98	981
Other receivables	170	412
Due from related parties (Note 12)	44	49
	$2,058	$6,087

1From advances paid to the Company by JOGMEC in advance of work to be completed at the Waterberg Project, an amount of $2.4 million remained to be incurred at August 31, 2017.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

5.        PROPERTY, PLANT AND EQUIPMENT

	Development			Office	Mining
	Assets	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2015	$368,660	$9,527	$10,652	$2,135	$39,605	$430,579
Additions	131,893[1]	-	943	418	9,701	142,955
Impairment Charge	(41,371)	-	-	-	-	(41,371)
Foreign exchange movement	(36,524)	(980)	(1,095)	(142)	(4,072)	(42,813)
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	130,868[2]	-	2,655	529	2,046	136,098
Impairment and transfer to Asset Held for Sale	(604,974)	(9,648)	(14,506)	(898)	(52,157)	(682,183)[3]
Foreign exchange movement	51,446	1,101	1,351	247	5,825	59,970
Balance, August 31, 2017	$-	$-	$-	$2,289	$948	$3,237

ACCUMULATED DEPRECIATION
Balance, August 31, 2015	$-	$-	$789	$1,065	$11,548	$13,402
Additions	-	-	879	397	6,299	7,575
Foreign exchange movement	-	-	(81)	(55)	(1,187)	(1,323)
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Additions	-	-	962	516	7,750	9,228
Transfer to Asset Held for Sale	-	-	(2,753)	(599)	(26,319)	(29,671)[3]
Foreign exchange movement	-	-	204	134	2,145	2,483
Balance, August 31, 2017	$-	$-	$-	$1,458	$236	$1,694

Net book value, August 31, 2016	$422,658	$8,547	$8,913	$1,004	$28,574	$469,696

Net book value, August 31, 2017	$-	$-	$-	$831	$712	$1,543

1Includes pre-production revenue credited of $9.3 million and $8.7 million of interest expense capitalized.
2Includes pre-production revenue credited of $15.2 million (see below) and $13.4 million of interest expense (see Note 8)
3Total transfer to Assets Held for Sale of $646,038. Asset Impairment of $280,357 recognized in interim periods is now included in Assets Held for Sale (Note 6)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine had been capitalized and classified as development assets in Property, Plant and Equipment until August 31, 2017. On September 6, 2017 the Company announced it had entered into a term sheet with RBPlat to sell the Maseve Mine (see Note 20 subsequent events for further details) so as of August 31, 2017, all capitalized costs were reclassified as an Asset Held for Sale (see Note 6 for further details) and the Asset Held for Sale was written down to $69.9 million, being the estimated net proceeds from the sale of the Maseve Mine.

       i.        Ownership of the Maseve Mine

The Maseve Mine, known formerly as Project 1 of the WBJV, is named after the operating company, Maseve, that holds the legal right to the mine.

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at ($15,910) at August 31, 2017 ($34,124 – August 31, 2016), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

All funding provided by the Company's South African subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"), to Maseve for development and construction of the Maseve Mine since the March 3, 2014 second cash call has been provided by way of an intercompany loan.

6.        ASSET HELD FOR SALE

At August 31, 2017 the Company had an active plan in place to sell the Maseve Mine and on September 6, 2017 the Company announced it had entered a term sheet with RBPlat to sell the Maseve Mine. Total consideration of $74 million is being pledged for selected Maseve Mine assets then Maseve itself in a two stage transaction. Please see Note 20 ‘Subsequent events’ for further details.

Under IFRS, when an asset group is held for sale, the net assets must be classified separately from other assets and measured at the lower of carrying value and fair value less costs to sell. In Maseve’s case, the fair value less costs directly attributable to the sale are lower than the carrying value and the fair value less costs to sell are calculated on a consolidated basis as follows:

Purchase Price	$74,000
Less: fees directly attributable to sale	(4,111)
Maseve asset held for sale	$69,889

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

The carrying value of the Maseve net assets held for sale is calculated as follows:

Net assets attributable to Maseve (Note 5)	$652,512
Reclamation bonds	6,994
Project #3 (previously classified as exploration and evaluation)	2,382
Asset Retirement Obligation	(2,837)
Asset Impairment[1]	(589,162)
Maseve asset held for sale	$69,889

1Including impairment of $280,357 that was recognized during interim reporting periods during the year before the asset was considered held for sale.

7.        EXPLORATION AND EVALUATION ASSETS

Since mid-2015 the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2014	$28,154
Additions	10,245
Recoveries	(6,123)
Write-downs	(2,331)
Foreign Exchange Movement	(5,316)
Balance, August 31, 2015	$24,629
Additions	7,630
Recoveries	(7,321)
Foreign exchange movement	(2,592)
Balance, August 31, 2016	$22,346
Additions	5,701
Disposal of Project #3 (Note 6)	(2,383)
Recoveries	(5,635)
Foreign exchange movement	2,870

Balance, August 31, 2017	$22,900

		August 31, 2017	August 31, 2016	August 31, 2015
Project 3 – see Note 6		$-	$2,111	$2,353

Waterberg[1]	Acquisition costs	42	36	40
	Exploration and evaluation costs	51,564	40,683	36,956
	Recoveries	(28,797)	(20,518)	(14,725)
		22,809	20,201	22,271
Other	Acquisition costs	26	23	25
	Exploration and evaluation costs	832	691	720
	Recoveries	(767)	(680)	(740)
		91	34	5
Total		$22,900	22,346	$24,629

1Previously presented as Waterberg JV and Waterberg Extension

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Waterberg

The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property, an area of adjacent, granted and applied-for prospecting rights with a combined area of approximately 864 km2, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

On August 8, 2017 PTM RSA transferred legal title of all Waterberg Project prospecting rights into a dedicated joint venture corporation named Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017 Waterberg JV Co. issued shares to all Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s BEE partner, holding 26%.

Subsequent to year-end the Company announced that Implats had entered into definitive agreements to acquire a 15% interest in Waterberg JV Co. for $30 million from the Company and JOGMEC, with an option to increase its stake to 50.1% ownership in Waterberg JV Co. through additional purchases and earn-in arrangements totaling $166 million. See subsequent events (Note 20) for further details.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4.6 million at August 31, 2017 ($4.6 million – August 31, 2016), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co. At year end, the Company holds the rights to 45.65% of Waterberg JV Co., JOGMEC 28.35% and Mnombo 26%. Through its 49.9% share of Mnombo, the Company held an effective 58.62% of Waterberg JV Co. at year end.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which has been followed by two $6 million tranches to be spent in each of the following two 12 month periods ending March 31, 2018. At year end the full $20 million has been advanced by JOGMEC with $2.4 million left to spend on Waterberg. Any amount in excess of $6 million to be spent in year three is to be funded by the JV partners pro-rata to their holdings.

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties. JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($1.95 million) which are still owed to the Company.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Post March 2015, $17.6 million has been spent through to August 31, 2017 on the Waterberg Project all of which has been funded by JOGMEC per the 2nd Amendment agreement outlined above. During the year, $5.6 million was spent on the Waterberg Project.

8.        LOANS PAYABLE

On February 16, 2015, the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015.

On November 20, 2015, the Company also drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production

Payment Agreement (“PPA”) with LMM.

On September 19, 2016, the Company announced that Sprott and LMM had agreed to amend certain terms to their existing loan facilities with the Company. Sprott agreed to defer 12 planned monthly repayments of the original $40 million Sprott Facility from commencing on January 31, 2017 to commencing on January 31, 2018. LMM agreed to defer 9 planned quarterly repayments of the original $40 million LMM Facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019. LMM agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. As consideration for the amendments, the Company issued 801,314 common shares to Sprott and 801,314 common shares to LMM. The consideration was based on the value of five percent of the initial principal balance of the LMM Facility and the Sprott Facility, in each case, such amount being $2.0 million. The shares were priced at the five-day volume weighted average price on the TSX of $3.66 per share, less a ten percent discount, converted to US dollars using the Bank of Canada noon spot rate.

On October 12, 2016, the Company announced that Sprott had provided a $5.0 million second advance (the “Second Advance”) to the Company. As consideration for the Second Advance, the Company issued 113,963 common shares of the Company at a price of $3.2428 per share, less a ten percent discount. The original $40.0 million Sprott Facility was amended and restated effective October 11, 2016 to reflect the

Second Advance (the “Amended and Restated Sprott Facility”). Interest was payable on the Second Advance at a rate of LIBOR plus 8.5%, the same rate as for the original Sprott Facility. Other terms, conditions and covenants related to the Amended and Restated Sprott Facility were substantially the same as for the original Sprott Facility. On November 2, 2016 and April 26, 2017 Sprott elected for early repayments of $2.5 million of the Second Advance from the proceeds of equity offerings completed on November 1, 2016 and April 26, 2017.

On January 13, 2017 and April 13, 2017 the Company announced that Sprott and LMM had agreed to amend certain terms of their existing loan facilities with the Company. Sprott and LMM both agreed to reset agreed monthly production requirements. As consideration for the amendments, the Company issued a total of 275,202 common shares to Sprott and 293,616 common shares to LMM. The consideration was based on the value of one percent of the outstanding principal balance of the LMM Facility and the Amended and Restated Sprott Facility.

On June 13, 2017, the Company announced that Sprott and LMM had agreed to further amend certain terms of their existing loan facilities with the Company. Sprott and LMM both agreed to amend existing loan facilities to the Company and provide waivers, in each case, until October 31, 2017, with regard to minimum cash and working capital requirements, achievement of productions targets, certain events of default and the requirement to pay the lenders 50% of the proceeds of equity and debt financings. Sprott and LMM are each to be paid a fee of $200 and $400 respectively in consideration of the above amendments, both at the same time upon the maturity or repayment of the Sprott Facility.

In total the Company borrowed $85.0 million by way of the Amended and Restated Sprott Facility and the LMM Facility, which are reconciled to the August 31, 2017 balance sheet as follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Gross Sprott Facility drawn down including Second Advance	$45,000
Second Advance repayment	(5,000)
Drawdown Standby and Amendment fees	(7,243)
Interest paid on loan balance	(6,987)
Interest and finance cost at effective interest rate	11,965
Carrying value – Sprott Facility	$37,735

LMM Facility drawn down	$40,000
Drawdown, Amendment, Legal and Other Fees	(4,344)
Interest and finance cost at effective interest rate	12,602
Adjustment to amortized cost of LMM Production Payment Payable	(2,146)
Additional Production Payment accrual	5,874
LMM Production Payment Payable	405
Carrying value – LMM Facility	$52,391

LMM Production Payment termination accrual	$15,000[1]
LMM Production Payment Payable	405
LMM Loan Facility	36,986
Total LMM Facility	$52,391

Carrying value – Loans Payable	$90,126

Current portion of loan payable	$46,305
Non-current portion loans payable	43,821
Carrying value – Loans Payable	$90,126

1This accrual is based on the expected termination fee

At August 31, 2017, the principal payable in the next twelve months on the Amended and Restated Sprott Facility of $26,667 has been classified as a current liability.

Both loans are carried at amortized cost with the Amended and Restated Sprott Facility having an effective interest rate of 20% and the LMM Facility having an effective interest rate of 27%. The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Amended and Restated Sprott Facility. Since drawdown net interest expense of $17.5 million from both loans has been capitalized to development assets in the Maseve Mine. Adjustments and accretion to the Production Payment liability have also been capitalized to the development assets in the Maseve Mine.

Sprott Facility

Upon drawdown of the Amended and Restated Sprott Facility, all deferred fees of $4.0 million ($1.8 million in cash) were netted against gross proceeds and will be recognized over the term of the agreement on an effective interest rate basis. Total interest of $11,925 was recognized since inception ($6,861 in the current year) with $6,986 in cash interest paid since inception ($3,938 in the current year). At August 31, 2017 $352 in interest is due to Sprott.

The Amended and Restated Sprott Facility is in the first lien position on (i) the shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) the shares of Waterberg JV Co held by PTM RSA and (iii) all current and future assets of the Company. Interest on the Amended and Restated Sprott Facility is compounded and payable monthly at a stated interest rate of LIBOR plus 8.50% .

LMM Facility

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Loan

Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The stated interest rate on the LMM Facility is LIBOR plus 9.5% .. At year end, interest payments on the LMM Facility have been accrued and added to the loan balance until December 31, 2017 and then will paid to LMM quarterly thereafter. Also, the first 20% of principal is to be repaid on June 30, 2019 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on September 30, 2019 and for each of the next 7 quarters of the LMM Facility.

Production Payment

Under the PPA, the Company agreed to pay to LMM a Production Payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Production Payment”). The terms of the PPA were amended during the period. See details above in this Note.

The initial fair value of the Production Payment liability was valued at $11.3 million using Level 3 valuation assumptions and bifurcated from the LMM Facility’s loan payable and were to be amortized over the expected life of mine as production payments are made. The carrying value of the production payment is currently $9.1 million with difference from the original carrying value having been recognized as interest expense and as adjustments to the fair value of the loan payable. The key valuation assumptions for the Production Payment valuation are production profile, discount rate and timing of cash flows. All accretion to the Production Payment facility was treated as interest cost and capitalized to the project. Given the Company’s sale of the Maseve Mine subsequent to year-end (see Note 20 Subsequent Events) the production payment liability has been reclassified to the loan balance as of August 31, 2017. The Company has accrued an additional $5.9 million to increase the production payment liability to $15 million as a termination fee accrual. Please see Note 20 (Subsequent Events) for further details.

LMM holds the second lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Amended and Restated Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA. The Company will be required to comply with certain covenants once first production commences (see above for details of the amended covenants).

9.        CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company (“Common Shares”) or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

The Convertible Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017.

The Convertible Notes have been deemed to contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the gross proceeds of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

On July 20, 2017 a holder of the Convertible Notes converted $10 of the principal resulting the Company choosing to issue 13,190 common shares to settle the principal and accrued interest.

The components of the Convertible Notes are as follows:

Face value convertible notes	$20,000
Transaction costs	(1,049)
Embedded Derivative fair value at inception	(5,381)
Value attributed to debt portion of convertible notes	$13,570
Accretion and interest	365
Redemption	(10)
Convertible Note balance August 31, 2017	$13,925
Embedded Derivatives balance August 31, 2017 (see below)	$3,300
Total	$17,225

Embedded Derivatives

The Convertible Note Derivatives was valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $3,300 at August 31, 2017 resulting in a $2,081 gain recognized in the statement of loss and comprehensive loss.

The fair value of the Convertible Note Derivatives were calculated using partial differential equation methods. The assumptions used in the valuation model used at June 30, and August 31, 2017 include:

Valuation Date	August 31, 2017	June 30, 2017
Share Price	$0.52	$0.67
Volatility	56.17%	56.15%
Risk free rate	1.68%	1.89%
Credit spread	13.59%	13.28%
All-in rate	15.27%	15.17%
Implied discount on share price	20%	20%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

10.      SHARE CAPITAL

(a)        Authorized

Unlimited common shares without par value.

(b)        Issued and outstanding

At August 31, 2017, the Company had 148,469,377 shares outstanding.

On September 19, 2016, both Sprott and LMM were each issued 801,314 shares with a fair value of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars as consideration for the September 30, 2016 amendment to the outstanding working capital facilities.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

On October 12, 2016 upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares with a value of $250 as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017 Sprott was issued 275,202 shares and Liberty was issued 293,616 shares with a value of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), as consideration for the January 13, 2017 amendment to the outstanding working capital facilities.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $28.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $26.3 million.

On April 18, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share resulting in gross proceeds of $20.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.3 million.

On July 25, 2017 the Company issued 13,190 shares upon the conversion of $10 of the Convertible Notes. See Note 9 for further details.

(c)        Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

			Average
	Number of Shares		Exercise Price
Options outstanding at August 31, 2015	2,832,450	C$	12.10
Granted	1,014,675		2.00
Exercised	(2,250)		2.00
Cancelled	(867,600)		16.67
Options outstanding at August 31, 2016	2,977,275		7.31
Granted	2,305,000		2.00
Cancelled	(900,000)		6.46
Options outstanding at August 31, 2017	4,382,275	C$	4.65

Number				Average Remaining
Outstanding at	Number Exercisable			Contractual Life
August 31, 2017	at August 31, 2017		Exercise Price	(Years)
2,789,575	2,302,288	C$	2.00	4.03
751,000	751,000		6.50	2.46
292,200	292,200		9.60	0.02
10,000	10,000		10.50	0.75
536,000	536,000		13.00	1.40
3,500	3,500		14.00	0.55
4,382,275	3,894,988			3.05

During the year ended August 31, 2017 the Company granted 2,305,000 stock options (1,014,675 – August 31, 2016). The stock options granted in the current year vested immediately. The Company recorded $1,867 ($723 capitalized to property plant and equipment and mineral properties and $1,144 expensed). In the year ended August 31, 2016 the Company recorded $356 ($150 expensed and $206 capitalized to property, plant and equipment and mineral properties).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following assumptions were used in valuing stock options granted during the periods ending August 31, 2017 and August 31, 2016:

Year ended	August 31, 2017	August 31, 2016
Risk-free interest rate	1.10%	0.65%
Expected life of options	4.0 years	3.9 years
Annualized volatility	68%	64%
Forfeiture rate	0.00%	2.1% per year
Dividend rate	0.00%	0.00%

11.      NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of		Loss allocated to		Accumulated
	ownership and		non-controlling		non-controlling
	voting rights		interests		interests
	held
	by non-
	controlling
	interests
	2017	2016	2017	2016	2017	2016

Maseve Investments 11 (Pty) Ltd	17.1%	17.1%	$47,956	$15,976	$(16,463)	$34,124

Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	4,555	4,555

				Total	$(11,908)	$38,679

12.      RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the year ended August 31, 2017, $235 ($235 – August 31, 2016) was paid to independent directors for directors’ fees and services.

(b)

During the year ended August 31, 2017, the Company accrued or received payments of $55 ($62 – August 31, 2016) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the year include an amount of $28 ($21 – August 31, 2016) due from West Kirkland.

LMM was considered a related party in prior years. (Refer to note 8 for details of LMM transactions). At August 31, 2017 LMM is no longer considered to be a related party due to a decreased ownership percentage in the Company.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2017 and 2016 is as follows:

Year ended	August 31, 2017	August 31, 2016	August 31, 2015
Salaries	$1,093	$1,510	$2,060
Share-based payments	396	133	1,119
Total	$1,489	$1,643	$3,179

13.      CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,915 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration of the upgrade to 40MVA Maseve is to pay connection fees and guarantees totaling R147 million ($11.3 million at August 31, 2017) of which R100 million ($7.7 million at August 31, 2017), has been paid, leaving R47 million ($3.6 million at August 31, 2017) of the commitment outstanding.

These fees are subject to possible change based on Eskom’s cost to install. Eskom’s delivery schedule is also subject to possible change and as of the time of writing the upgrade to 40MVA had not occurred.

From year end the Company’s aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$564	$1,159	-	$-	$1,723
Eskom – power	3,626	-	-	-	3,626
Mining Development	6,853	-	-	-	6,853
Mining Indirect and Other	2,494	-	-	-	2,494
Sprott Facility[1]	30,002	13,821	-	-	43,823
LMM Facility[1]	19,233	29,735	21,515	-	70,483
Totals	$62,772	$44,715	$21,515	$-	$129,002

1The Sprott and Liberty facilities are expected to be settled within one year. See Note 20 (Subsequent Events) for further details)

14.      SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2017	August 31, 2016

Amounts receivable, prepaid expenses and other assets	$4,445	$2,124
Accounts payable and accrued liabilities	(1,070)	(1,550)
	$3,375	$574

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

15.      SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada, South Africa-Maseve, South Africa-Waterberg, South Africa-Other. The Company’s other South African divisions that do not meet the quantitative thresholds of IFRS 8 Operating segments, are included in the segmental analysis under South Africa-Other. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information have been represented to reflect the way the CODM currently reviews information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

			Total Comprehensive
For the year ended August 31, 2017	Assets	Liabilities	Loss/(Income)

Canada	$4,087	$109,379	$7,689
South Africa – Maseve	71,816	11,853	536,019
South Africa – Waterberg	22,705	-	-
South Africa – Other	5,888	2,562	(12,423)

	$104,496	$123,794	$531,285

			Total Comprehensive
For the year ended August 31, 2016	Assets	Liabilities	Loss/(Income)

Canada	$10,666	$81,878	$(2,541)
South Africa – Maseve	486,003	17,875	80,872
South Africa – Waterberg	20,201	-	-
South Africa – Other	2,988	657	8,350

	$519,858	$100,410	$86,681

16.      GENERAL AND ADMINISTRATIVE EXPENSES

GENERAL AND ADMINISTRATIVE EXPENSES	Year Ending	Year Ending
	August 31,	August 31,
	2017	2016
Salaries and benefits	$1,750	$1,781
Professional/consulting fees	1,585	1,238
Depreciation	508	441
Travel	307	399
Regulatory Fees	242	325
Rent	247	244
Accretion	159	165
Insurance	273	163
Write-down of receivable from related party	-	141
Other	678	524
Total	$5,749	$5,421

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

17.      CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions. The Company does not currently declare or pay out dividends.

As at August 31, 2017, the Company is subject to externally imposed capital requirements under the Sprott Facility and the LMM Facility. Please see Note 8 for further details.

18.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

       (a)        Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets. The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets. There is no material concentration of credit risk in cash and cash equivalents, trade and other receivables and loans.

(i)        Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)        Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less.

(iii)        Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the DMR as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (the “MPRDA”) and the Company’s environmental management programme.

       (b)        Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The Company regularly updates the Board of Directors with regard to budgets, forecasts, results of capital deployment and general industry conditions.

The Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient cash to make debt repayments and working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity. Also refer to Note 1 for discussion of going concern risk.

(c)        Currency risk

The Company’s functional currency is the Canadian dollar, while the consolidated presentation currency is the United States Dollar. The functional currency of all South African subsidiaries is the Rand. The

Company’s operations are in both Canada and South Africa; therefore, the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian and United States dollar. The Company also held material USD denominated cash balances. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, loans payable, convertible notes, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2017	August 31, 2016

Cash (Rand)	$1,402	$6,334
Cash (USD)	1,964	9,941
Accounts payable (Rand)	13,294	16,297
Loan Payable (USD)	90,126	81,253
Convertible Note (USD)	17,225	-
Accounts receivable (Rand)	1,479	2,995

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the United States dollar. At August 31, 2017, based on this exposure a 10% strengthening/weakening in the United States dollar versus Rand foreign exchange rate and Canadian dollar would give rise to a decrease/increase in net loss for the year presented of approximately $59 million.

(d)        Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2017, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $4.

At August 31, 2017, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

19.      INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

	2017	2016	2015

Loss before income taxes	$588,716	$44,145	$2,885

Income tax recovery at statutory rates	(153,066)	(11,478)	(749)
Difference of foreign tax rates	(11,774)	(766)	(44)
Non-deductible expenses and non-taxable portion of capital gains	158,059	44	(472)
Changes in unrecognized deferred tax assets and other	8,436	4,706	4,421
Income tax expense (recovery)	1,655	(7,494)	3,156

Income tax expense (recovery) consists of:
Current income taxes	$-	$-	$192
Deferred income taxes	1,655	(7,494)	895
	$1,655	$(7,494)	$1,087

The gross movement on the net deferred income tax account is as follows:
	2017	2016	2015
Deferred tax liability at the beginning of the year	$-	$(6,317)	$(10,654)
Tax recovery relating to the loss (income) from continuing operations	(1,655)	7,494	895
Tax (expense) recovery relating to components of other comprehensive income	1,655	(1,177)	3,442
Deferred tax liability at the end of the year	$-	$-	$(6,317)

The significant components of the Company’s net deferred income tax liabilities are as follows:
	2017	2016	2015
Mineral properties	$(4,635)	$(19,692)	(17,729)
Loss carry forwards	4,635	19,692	17,729
	$-	$-	$-

Unrecognized deductible temporary differences, unused tax losses and unused tax credits are attributed to the following:
	2017	2016	2015
Tax Losses:
Operating loss carry forwards – Canada	$85,898	$60,950	$58,335
Operating loss carry forwards – South Africa	204,500	77,069	-
Net capital loss carry forwards	-	1,559	1,484
	$290,398	$139,578	$59,819

Temporary Differences:
Mineral properties	$305,515	$7,628	$7,647
Financing Costs	16,481	13,930	11,955
Property, plant and equipment	692	594	531
Other	368	329	471
	$323,056	$22,481	$20,604

Investment Tax Credits:	$331	$317	$285

The Company’s Canadian operating loss carry-forwards expire between 2026 and 2037. The Company’s South African operating loss carry-forwards do not expire. The Company’s Canadian unused investment tax credit carry-forwards expire between 2029 and 2035. The Company’s Canadian net capital loss carry-forwards do not expire. On January 1, 2018 the British Columbia provincial income tax rate will increase from 11% to 12%. The combined federal/BC tax rate will increase from 26% to 27%. This change will not have a significant impact on the income taxes as represented above.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

20.      SUBSEQUENT EVENTS

(a)

On September 6, 2017 the Company announced that it had entered into a term sheet (the "Term Sheet") to sell Maseve to RBPlat in a transaction with a gross value of approximately $74 million, payable as to $62 million in cash and $12.0 million in RBPlat common shares. Definitive legal agreements for this sale were executed on November 23, 2017. The Maseve sale transaction is to occur in two stages:

•

RBPlat is to pay Maseve $58.0 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the "Plant Sale Transaction"). Maseve will retain ownership of the mining rights, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of the Company’s lenders, and the approval of the South African Competition Commission ("Competition Approval").

•

RBPlat is to pay PTM RSA $7 million in common shares of RBPlat plus approximately $4 million in cash to acquire PTM RSA's remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining consent of the Company’s secured lenders and all requisite regulatory approvals including but not limited to the DMR granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the MPRDA.

(b)	On November 6, 2017 the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company will commit $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of DFS costs. Following the Initial Purchase, the Company will hold a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and commit to an expenditure of $130.0 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2017
(In thousands of United States Dollars unless otherwise noted)

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

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Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

In consideration for Sprott’s and LMM’s consent to the Implats Transaction, the Company has done or has agreed to do, among other things, the following:

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Delivered an amendment to the Sprott Facility and an amended and restated LMM Facility agreement which, among other things,: (a) amend the term of the Sprott Facility to mature the earlier of January 31, 2018 and ten days after the closing of the Plant Sale Transaction and amend the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction, provided that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date of the LMM Facility shall be December 31, 2018 (the “New LMM Maturity Date”); (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500,000 be used for repayment of outstanding loan facilities (first to Sprott and second to LMM); and (c) adds additional events of default for failing to be listed on the TSX, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co beyond the decrease to occur as a result of the Implats Transaction and failing to close the Maseve sale transaction prior to December 31, 2018.

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Under the amendment to the LMM Facility, raise $20.0 million in subordinated debt and/or equity within 30 days of the first lien facility due to Sprott being repaid and raise a further $10 million in subordinated debt and/or equity before June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott and secondly to LMM.

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Delivered a termination agreement terminating the production payment agreement between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled by payment of $15 million before March 31, 2018 or by payment of $25 million between March 31, 2018 and the New LMM Maturity Date.